SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C.  20549

                            SCHEDULE 13-D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 2)

                   KILLEARN PROPERTIES, INC.
                        (Name of Issuer)

                          494125 10 7
                          CUSIP Number

                  Mr. Mark A. Conner, President
                  Proactive Technologies, Inc.
                     7118 Beech Ridge Trail
                  Tallahassee, Florida 32312
(904)  668-8500
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

September 5, 1997
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
 schedule because of Rule 13d-1(b)(3) or (4), check the following box   [   ]

Check the following box if a fee is being paid with this statement [   ](A fee
 is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Names of Reporting Persons    Tax Identification Number

       Proactive Technologies, Inc.               23-2265039

(2)  Check the Appropriate Box if a Member of a Group     	a. [   ] b. [   ]

(3)  SEC Use Only

(4)  Source of Funds                               WC

(5)  Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e)                  				[    ]

(6)  Citizenship or Place of Organization       Delaware, U.S.A.

         Number of            (7)     Sole Voting Power
          Shares                           396,396
        Beneficially
          Owned By            (8)     Shared Voting Power
           Each                             --0-
         Reporting
           Person             (9)    Sole Dispositive Power
            With:                            396,396

(10)  Shared Dispositive Power
                                               --0-

(11)  Aggregate Amount Beneficially
          Owned By Each Reporting Person             396,396

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(see instructions)                           				 [    ]

(13)  Percent of class represented by amount in Row (11) 44.67%

(14)  Type of Reporting Person                          CO



Item 1.      Security and Issuer.

       Common stock, par value $0.10 (the "Stock")

        Killearn Properties, Inc. ("Issuer")
        100 Eagle's Landing Way
        Stockbridge, Georgia 30281.

Item 2.      Identity and Background.

(a.)  (b.) (c.) (f.)    This statement is being filed by Proactive
Technologies, Inc., a Delaware corporation ( "Proactive"), with its principal place of business located at 7118 Beech Ridge Trail, Tallahassee, Florida 32312. Its principal business is the development of real estate.

(d.)  (e.)     Listed below are the names, business addresses and
occupational information for (a.) each executive officer and director of Proactive, (b.) Each person controlling Proactive, and (c.) Each person
ultimately in control of Proactive.    During the last five (5) years,
neither Proactive nor, to the best of Proactive's knowledge, any of the individuals, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     NAME          PRESENT PRINCIPAL OCCUPATION & BUSINESS ADDRESS

  James A. Preiss                  Chief Executive Officer
                                   Director
                                   Proactive Technologies, Inc.
                                   7118 Beech Ridge Trail
                                   Tallahassee, FL 32312

  Mark A. Conner                   Chairman of the Board
                                   President
                                   Proactive Technologies, Inc.
                                   7118 Beech Ridge Trail
                                   Tallahassee, Florida 32312

  Langdon S. Flowers, Jr.          Director
                                   Proactive Technologies, Inc.
                                   329 North Broad Street
                                   Thomasville, GA 31799

  Marshall R. Cassedy, Jr.         Director
                                   Proactive Technologies, Inc.
                                   2012-D North Point Blvd.
                                   Tallahassee, FL 32308


  Ben S. Branch                   Director
                                  Proactive Technologies, Inc.
                                  School of Management
                                  Finance Department
                                  University of Massachusetts
                                  Amherst, MA 01003

  Robert E. Maloney, Jr., Esq.    Director
                                  Corporate Counsel
                                  Proactive Technologies, Inc.
                                  7118 Beech Ridge Trail
                                  Tallahassee, Florida 32312

  Mark A. Conner and Mr. Preiss each beneficially own approximately 23.195% of the outstanding voting securities of Proactive. Mr. Flowers beneficially owns approximately 16.56% of the outstanding voting securities of Proactive.
  All directors and officers of the Company are U.S. citizens.

Item 3.        Source and Amount of Funds or Other Consideration.

    As previously reported on the Schedule 13D filed April 25, 1996, Proactive purchased 115,700 shares of the Issuer's stock. As reported on the Schedule
13D filed August 15, 1996, Proactive acquired an additional 199,750 shares of Issuer's stock in three separate purchases of 39,600 shares, 81,700 shares and 78,450 shares, respectively. In each such purchase, for each share of Issuer's Stock acquired, Proactive issued four shares of Proactive Common Stock to the respective seller. As reported on July 16, 1997 on Schedule 13D/A on November 16, 1996, Proactive entered into an Agreement to rescind the original acquisition of one of the purchases for 81,700 shares of the Issuer's common stock in exchange for the return for 326,800 shares of Proactive voting stock;
 and on June 24, 1997, Proactive purchased an additional 17,000 shares of the Issuer's stock in the open market, which gave Proactive 250,750 shares or 28.26% ownership of the Issuer's stock. The funds used for this acquisition came from Proactive's working capital.

On July 29, 1997, Proactive entered into an agreement to purchase Twenty Thousand (20,000) Shares of Issuer's stock from James H. and Georgia P. Dahl in exchange for Ninety Two Thousand Five Hundred Dollars and No Cents ($92,500.00), and to purchase Thirty Four Thousand Nine Hundred (34,900) shares of Issuer's stock from James H. Dahl, IRA in exchange for One Hundred Sixty One Thousand Four Hundred Twelve Dollars and 50/100 Cents ($161,412.50).
 The funds for this purchase were obtained from a loan from First Community Bank in Stockbridge, Georgia for the purpose of acquiring these securities.

     On September 4, 1997, Proactive acquired an additional Fifty Eight Thousand Seven Hundred Forty Six (58,746) shares of Issuer's stock in a transaction with J.T. Williams, Jr., whereby for each share of Issuer's stock,
 Proactive issued five shares of Proactive Common Stock.

     On September 4, 1997, Proactive acquired an additional Thirty Two Thousand (32,000) shares of Issuer's stock in exchange for the purchase price of
$197,849.92.

Item 4.     Purpose of Transaction.

     The purpose of the transaction is to acquire additional shares of Issuer's stock in an effort to gain majority control of Issuer. At present, PTE's
Board has authorized the acquisition of an additional Seventy Five Thousand (75,000) shares of Issuer's stock, depending on market conditions, and the state of affairs of Proactive.

     Except as set forth above, Proactive has no plans or proposals which would result in or relate to any of the transactions described in subparagraphs
(a.)  through (j.) Of Item 4 of Schedule 13-d.

Item 5.     Interest in Securities of Issuer.


a.)  At the close of business on September 4, 1997, Proactive
Technologies, Inc. Proactive Technologies, Inc. beneficially owned 396,396 shares of Stock, or approximately 44.67% of the 887,412 shares of common stock reported by the Company to be outstanding as of April 30, 1997.

b.) Proactive Technologies, Inc. has sole voting and dispositive power with respect to 396,396 of the shares of Stock disclosed in Item 5(a.) above.

c.) The following table sets forth the dates, number of shares and price per share for all transactions in the Company's common stock effected by
 Proactive Technologies, Inc. during the twenty (20) days preceding the date of this Schedule 13D/A, all of which consisted of the acquisition of a total of
 54,900 shares of the Issuer's common stock, as described above in Item 3, and the acquisition of 90,746 shares of the Issuer's common stock, as described above in Item 3.


    Date:         Number of Shares Acquired       Price Per Share

  July 29, 1997            54,900                   $    4.625

  September 4, 1997    58,746           5 shares of PTE stock

  September 4, 1997    32,000                   $ 197,849.92

d.) Any dividends on the Shares and the proceeds from the sale thereof will be paid to Proactive Technologies, Inc. No other persons, other than the shareholders of Proactive Technologies, Inc., have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

e.)  This section is not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Proactive Technologies, Inc. and any other persons with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, there are no securities of the Company which are pledged or otherwise are subject to a contingency the occurrence of which gives another person or entity voting power or investment power over such securities.


Item 7.     Material to be filed as Exhibits.

     The following shall be filed as exhibits:

     Copies of written agreements related to the filing of joint acquisition
statements as required by Rule 13d-1(f) (Section 240.13d-1(f)):           NONE

     Copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to:
(1.)  The borrowing of funds to finance the acquisition as disclosed
in Item 3:     NONE.

(2.) The acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure, or any other matter as disclosed in Item 4; and: See Attached Exhibit "A" - Letter of Agreement ; Exhibit "B" - Stock Exchange Agreement; and Exhibit "C" - Stock Purchase Agreement

(3.) The transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or profit, or the giving or withholding of any proxy as disclosed in Item
 6:     NONE



                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Dated:        September 5, 1997



            /s/     Anne Dechman, Secretary        /s/    Mark A. Conner
ATTEST:     Anne Dechman, Secretary        Mark A. Conner, President
               Proactive Technologies, Inc.    Proactive Technologies, Inc.



                              SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




   Dated:     September 5, 1997



ATTEST:    Anne Dechman, Secretary      Mark A. Conner, President
                    Proactive Technologies, Inc.  Proactive Technologies, Inc.